UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park

Yijiang District, Wuhu City, Anhui Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Entry Into Material Definitive Agreements

On April 27, 2026, U Power Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into certain subscription agreements (collectively, the “Subscription Agreements”) with ten purchasers (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchasers, an aggregate of 15,670,737 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), at a purchase price of $1.64 per share, for an aggregate purchase price of $25.7 million. Each of the Purchasers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person. The entry into the Subscription Agreements and the transaction contemplated thereby have been approved by the Company’s board of directors.

Jia Li (a/k/a Johnny Lee), the Company’s founder, Chief Executive Officer and Chairman of the Board of Directors, is one of the Purchasers and has subscribed for approximately $3.0 million of Class A Ordinary Shares pursuant to the Subscription Agreement entered into between Mr. Li and the Company. Mr. Li’s subscription constitutes a related-party transaction and has been reviewed and approved by the Company’s audit committee.

The closing of the foregoing transactions contemplated is expected to take place on or about April 28, 2026, or such other date the Company and the Purchasers may agree upon in writing, subject to customary closing conditions.

The Company intends to use the net proceeds from the sale of the Class A Ordinary Shares primarily to (i) support the Company’s expansion into hydrogen energy solutions for Intelligent Data Centers in Thailand through the establishment of a strategic joint venture, and (ii) fund the Company’s core operations and the expansion of its proprietary battery-swapping solutions across overseas markets, including the Company’s battery-swapping heavy truck project in Thailand, electric van project in Southern Europe and taxi project in Hong Kong SAR.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements. The form of Subscription Agreement entered into with each of the other nine Purchasers is attached hereto as Exhibit 10.1 and the Subscription Agreement entered into with Guofu Hydrogen Energy (Hong Kong) Development Co., Limited, one of the Purchasers, is attached hereto as Exhibit 10.2.

On April 27, 2026, the Company issued a press release in connection with the entry into the Subscription Agreements, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: April 28, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Subscription Agreement entered into by and between U Power Limited and Guofu Hydrogen Energy (Hong Kong) Development Co., Limited, dated April 27, 2026
99.1	Press Release – U Power Limited Announces Private Placement of $25.7 Million

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